Mail Stop 3561


November 23, 2005

Glen Landry, President
Elite Cosmetics, Inc.
107 St. Patrick`s Street
Donaldsonville, LA  70346


     RE:  Elite Cosmetics, Inc. ("the company")
             Amendment No. 2 to Registration Statement on
             Form SB-2
             Filed October 18, 2005
             File No.  333-126667


Dear Mr. Landry:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Summary Financial Data, page 1

1. Please revise your table to include summary financial data from your statements of operations for the three and nine months ending July 31, 2005. Also, please include loss per share data for each period presented (excluding loss per share data for the period from
August 19, 2004 (inception) to July 31, 2005, as loss per share should not be presented as a cumulative measure).


Glen Landry
Elite Cosmetics, Inc.
November 23, 2005
Page 2.


Plan of Operations, page 14

2. Where appropriate, please update the time frame for your steps given that it is now November, 2005.

General

3. Please review for mathematical and typographical errors to ensure all amounts within the registration statement reconcile, or agree, to the financial statements provided. For example:

* In the summary financial data presented, under the about our company section on page one, $880,338 is shown as the total operating expenses. This is inconsistent with the $880,117 shown on the condensed statement of operations, page F-2.

* In the same section as noted above, the total assets presented do not reconcile to the condensed balance sheet, page F-1.

* Shares issued and outstanding as presented on your July 31, 2005 condensed balance sheet, page F-1, of 28,700,000 do not reconcile with the total shares of common stock shown on the condensed statements of stockholder`s deficiency, of 28,870,000, on page F-3.

* Interest as disclosed on page 15 on the related party loan from Glen Landry of prime rate plus one percent is inconsistent with the
3% rate disclosed in Note 5 (F-8) of the July 31, 2005 interim financial statements. We note that the prime rate has not been 2% since the inception of the company.


Financial Statements for the nine months ended July 31, 2005

Condensed Balance Sheet, F-1

4. We noted from your disclosure on page 10 (Liquidity and Capital Resources) in your Form 10-QSB/A for the nine months ended July 31,
2005 (filed October 18, 2005) that you have borrowed $73,528 ($36,118) from Glen Landry as of July 31, 2005. This amount does not appear to be supported in your financial statements or related notes.
Please revise or advise.


Glen Landry
Elite Cosmetics, Inc.
November 23, 2005
Page 3.


Condensed Statements of Stockholder`s Deficiency, F-3

5. We noted from your disclosure here and on F-7 (Note 3 -
Stockholder`s Equity) that during 2004 you issued 100,000 shares of common stock to your founder for expenses.
6. This disclosure is not consistent with your disclosures on F-13 (statement of stockholder`s equity) and F-17 (Note 8 -
Stockholder`s
Equity) in your audited financial statements from inception through
October 31, 2004.  Please revise or advise.

Other Regulatory

7. Please update your Exchange Act reports (i.e. Forms 10-QSB, etc.)
as appropriate in response to the issues raised by the comments above.
8. Please provide a currently dated consent in any amendment.


Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      the action of the Commission or the staff, acting pursuant to
delegated authority,         in declaring the filing effective,
does
not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;




Glen Landry
Elite Cosmetics, Inc.
November 23, 2005
Page 4.



      and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 Please contact Blaise Rhodes at (202) 551- 3774 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.



Sincerely,




John Reynolds

Assistant Director


Cc:  Gregg Jaclin, Esq.
        Via Fax (732) 577-1188